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                                                             Exhibit (b)



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                        VALUATION RESEARCH CORPORATION

February 28, 1997

LON-WAI Associates L.L.C.
One International Place
Boston, MA  02110

Ladies and Gentlemen:

Valuation Research Corporation ("VRC") has been retained by you in your capacity as the potential purchaser of up to 113 of the outstanding units of Limited Partnership Interest ("Units") of Winthrop Apartment Investors Limited Partnership, a Maryland limited partnership (the "Partnership"), to express our opinion as of February 28, 1997, as to the fairness, from a financial point of view, of the $3,390,000 cash tender offer to the tendering unit holders at a per Unit price of $30,000 (the "Offering Price"). We understand that under the terms of the proposed tender offer (the "Offer") that LON-WAI Associates L.L.C., an affiliate of the General Partner, WAI Associates Limited Partnership ("WAI"), would purchase 113 Units and thus, with the two units already owned by the purchaser and its affiliates, control 46% of the outstanding units of the Partnership.

Winthrop Apartments Investors Limited Partnership was formed on September 5, 1991, under the Maryland Revised Uniform Limited Partnership Act for the purpose of making equity investments in existing, income producing residential apartment properties. The Partnership was initially capitalized on or about September 5, 1991 with $1,000, representing a cash contribution to the Partnership from the General Partner of $990 and from WFC Realty Co., Inc., the Initial Limited Partner of the Partnership, of $10.

In January 1992 the Partnership initiated a public offering of 250 units of limited partnership interests at a purchase price of $100,000 per unit. The final admission of Limited Partners into the Partnership occurred in December, 1992, at which time subscriptions for 250 units had been accepted.

The Partnership exists for the sole purpose of investing in income producing residential apartment real estate. Currently the direct property investment is in four residential apartment properties: Webb Bridge Crossing, Alpharetta, Georgia; Chesapeake


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                         VALUATION RESEARCH CORPORATION

Winthrop Financial Associates                                 February 28, 1997
                                                                         Page 2

Apartments, Austin, Texas; Covington Creek, Irving, Texas; and Northside Circle, Atlanta, Georgia.


The following tables set forth certain information regarding these properties:

                                        Acquisition               Acquisition
Property Name            Location          Date       Units           Cost

Webb Bridge Crossing    Alpharetta, GA   11/22/91      164         $4,725,000
Chesapeake (Formerly    Austin, TX       01/17/92      124          1,855,000
    Lost Mill)

Covington Creek         Irving, TX       11/18/92      248          6,300,000
Northside Circle        Atlanta, GA      01/20/93      219          4,450,000
                                                       ---       ------------

Total                                                  755        $17,330,000
                                                       ===        ===========



You have specifically asked Valuation Research Corporation to render a written opinion as to whether the $30,000 per unit Offering Price for 113 of the Units is fair, from a financial point of view, to the tendering unit holders.

During the course of our study, discussions were held with management and we became familiar with the amended and restated limited partnership agreement of Winthrop Apartment Investors Limited Partnership. In addition, VRC has examined extensive data provided by the General Partner and published market data pertaining to the underlying assets of the Partnership. This includes, but is not limited to, the following:

         o Selected financial data for the Partnership as reported in the Form 10-K and Form 10-QSB of the Securities and Exchange Commission for the past four years.

         o Unaudited financial statement and other internal financial analysis for the four owned residential apartment properties that constitute the underlying assets of the Partnership.

         o Market data pertaining to the current real estate market in the neighborhoods of the four owned residential apartments.

         o Demographic and economic histories and projections for the subject properties' neighborhoods.

         o  Actual income and sales data for competing comparable properties.


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VALUATION RESEARCH CORPORATION

Winthrop Financial Associates                                  February 28, 1997
                                                                          Page 3

The basis of our opinion of the fairness of the offer for the Units is the cash distribution which would flow to the Unit holder upon a sale of the real property owned or invested in by the Limited Partnerships, net of any debt associated with the property or Partnership plus any current assets held by the Partnership.

To determine the value of the underlying real property asset(s) two income capitalization appraisal techniques known as the direct capitalization income approach and a discounted cash flow analysis were used. The results of these approaches were verified by using a second appraisal technique known as the direct sales comparison approach. The basic premise of the income approach is that the earning power of a real estate investment is the critical element affecting its value, and value is often defined as the present worth of anticipated future income. The basic premise of the direct sales comparison approach is the comparing of recently sold comparable properties and their sales price with the subject property.

INCOME APPROACH

The first step in both income approaches is the determination of a proper rental or revenue stream that one would expect to be able to obtain from the subject property based on actual historical operations and a study of comparable rental properties. A similar analysis of typical operating expenses along with expected vacancy and collection losses aids in constructing an operating statement that results in a net operating income (NOI) for the first and subsequent years. The estimated first year NOI can then be converted into an indicated property value through the overall direct capitalization process, while the estimated future cash flows can be converted into an indicated value by discounting those individual yearly amounts to a present value.

Our analysis began with an estimate of each of the subject's market rent potential based on an analysis of comparable properties which have recently been rented and an analysis of the actual rentals in place with the subject property. Using this information, a potential gross income estimate was made. This estimated potential gross income was projected to grow over the course of the projection period--10 years--at various rates based on current and forecasted economic conditions in each of the subject areas.

Secondly, allowances for vacancy and collection losses were made based on market surveys in each of the subject's area and actual historical performance of the subject property. This adjustment ranged from a low of 3% for the Austin, Texas area to 11.5% for the Atlanta, Georgia area.

The result of subtracting the vacancy and collection loss estimate from the estimated gross income is the effective gross income. It is this effective gross income that is used to pay for any operating expenses associated with the operation of the subject property.

The estimate of the operating expenses was based on a combination of historical expenses of the subject and published market surveys. These operating expenses were projected to grow at a projected 3% inflation rate per year over the course of the 10-year projection period.


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VALUATION RESEARCH CORPORATION

Winthrop Financial Associates                                  February 28, 1997
                                                                          Page 4

In addition to the normal operating expenses an estimate of the cost and timing of major capital improvements is made and used as an added expense. The basis for this capital improvement expense adjustment is the actual age and size of each subject property and the projected amount and timing of replacements for such major items as roofing; heating, ventilating and air condition units; etc. The result is approximately $400 per unit on a composite basis.

The net operating income (NOI) is that cash flow which accrues to the owner of the property after deductions for the above expenditures and allowances. It is this net operating income that was converted into an estimate of value.

The following table sets forth the estimated aggregate revenues, expenses and net operating income (NOI) of the properties underlying the subject limited partnership for each of the twelve-month periods ending December 31, 1997 through December 31, 2006 that were included in the financial forecasts used by VRC in connection with the preparation of the Fairness Opinion.

                        WINTHROP APARTMENT INVESTORS LTD.

                            (In Thousands of Dollars)

Year             1997          1998          1999          2000           2001
Revenue          5,233         5,323        5,422          5,522          5,624
Expenses*        2,651         2,727        2,806          2,887          2,970
Net Income       2,582         2,596        2,616          2,635          2,654



Year             2002          2003          2004          2005           2006
Revenue          5,728         5,835        5,943          6,053          6,165
Expenses*        3,056         3,145        3,236          3,329          3,426
Net Income       2,672         2,690        2,707          2,724          2,739



*Including Capital Expenditures

In rendering this fairness opinion, VRC relied, without assuming responsibility for independent verification, on the accuracy and completeness of all financial and operating data, financial analyses, reports and other information that were publicly available, compiled or approved by or otherwise furnished or communicated to VRC by or on behalf of the General Partner. With respect to the financial forecasts utilized by VRC, VRC believes that the assumptions underlying the forecasts are reasonable and that consequently there is a reasonable probability that the projections would prove to be substantially correct. However, readers of this fairness opinion should be aware that actual revenues, expenses and net operating income of the properties underlying the limited partnership will depend to a large extent on a number of factors that


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VALUATION RESEARCH CORPORATION

Winthrop Financial Associates                                  February 28, 1997
                                                                          Page 5

cannot be predicted with certainty or which may be outside of the control of the General Partners, including general business, market and economic conditions, supply and demand for rental properties in the areas in which the properties are located, future operating expense and capital expenditure requirements for the properties, future occupancy rates, the ability of the General Partners and property managers for the properties to maintain the attractiveness of the properties to tenants, real estate tax rates, changes in tax laws and other factors. As a result, actual results could differ significantly from the forecasted results.

The following paragraphs summarize the significant quantitative and qualitative analyses performed by VRC in arriving at the fairness opinions. VRC considered all such quantitative and qualitative analyses in connection with its valuation analysis, and no one method of analysis was given particular emphasis.

Capitalization Rate Valuation Analysis - VRC assumed that the partnership commenced an orderly liquidation of the properties. VRC applied capitalization rates ranging from 9.5% to 10.0% to the net operating income after capital expenditures ("Cash Flow") estimated for each such property for the twelve-month period ended December 31, 1997 to determine a range of its capitalized values. VRC believes that a capitalization rate analysis provides a basis for estimating what a real estate investor would be willing to pay for a particular property. To the range of capitalized property values, VRC deducted the estimated mortgage balance as of December 31, 1996 of the mortgage loan dated January 5, 1996 in the amount of $15,885,365 which amount is secured by all four properties. Finally, expenses associated with the liquidation of the portfolio were deducted and working capital balances were added. Using this methodology, the implied value of the 250 partnership units is $26,800 to $31,195 per unit.

Discounted Cash Flow Analysis - VRC performed a discounted cash flow analysis of
(i) the present value of the forecasted cash flows from future operations of those properties owned by the Partnership, and (ii) the present value of the estimated proceeds of a sale of the property at the conclusion of the forecast period. In completing its analysis, VRC utilized financial and operating forecasts of each property's estimated cash flow for the twelve-month periods ending December 31, 1997 to December 31, 2006 and applied discount rates of 10.5% to 11.5% to forecasted cash flow and to a forecasted residual value. The residual value was based on capitalizing forecasted cash flow for the year 2006 at 10%. Since its discounted cash flow analysis assumes the immediate sale of the properties to third parties, VRC did not take into account any tax ramifications of the cash flow in its analysis. To the resulting range of values, VRC deducted the estimated mortgage balance as of December 31, 1996 of the mortgage loan dated January 5, 1996 in the amount of $15,885,365 which amount is secured by all four properties. Finally, expenses associated with the liquidation of the portfolio were deducted and working capital balances were added. Using this methodology, the implied value of the 250 partnership units is $25,920 to $31,155 per unit.

SALES COMPARISON VALUATION ANALYSIS

VRC compiled data on recent sales of comparable apartment complexes in each of the four subject markets. Using this market data, adjustments were made to the reported transfer price to reflect differences in physical and location attributes vis-a-vis the subject apartment(s). The

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VALUATION RESEARCH CORPORATION

Winthrop Financial Associates                                  February 28, 1997
                                                                          Page 6

result is a range of transfer prices that are applicable to each of the subject properties. Based on this analysis, a range of selling prices for each of the partnership's apartments can be estimated. From this range of estimated selling prices VRC deducted the estimated mortgage balance as of December 31, 1996 of the mortgage loan dated January 5, 1996 in the amount of $15,885,365 which amount is secured by all four properties. Finally, expenses associated with the liquidation of the portfolio were deducted and working capital balances were added. Using this methodology, the implied value of the 250 partnership units is $28,200 to $31,175 per unit.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and therefore such an opinion is not readily susceptible to partial analyses or summary description. Accordingly, VRC believes its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the fairness opinions. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less than as set forth herein.

VRC's fairness opinion was based solely upon the information available to it and the economic market and other circumstances that existed as of the date hereof. Events occurring after such date could materially affect the assumptions and conclusions contained in the fairness opinions. VRC has not undertaken to reaffirm or revise this fairness opinion or otherwise comment upon any events occurring after the date hereof.


VRC has relied without independent verification on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. Nothing came to our attention, for purposes of this opinion, which causes us to question their accuracy or their representation of the operations of the assets under review. We have not verified the title to ownership of these assets, nor have we made an independent valuation or appraisal of the reported current assets or any of the liabilities reported by the Partnership on its financial statements. Our opinion necessarily is based on conditions as they exist and can be valued only as of February 28, 1997.

Based on and subject to the foregoing and based on such other matters as we consider relevant, it is our opinion that as of the date hereof, the $30,000 per unit offer to the limited partners of the Winthrop Apartment Investors Limited Partnership represents a fair value, from a financial point of view, for their interests in the Partnership.

This letter is solely for the information of and assistance to the parties to whom it is addressed in conducting their investigation with regard to the upcoming tender offer of 113 of the Units of the Partnership. The Partnership may include this letter as a part of the information statement filed with the Security and Exchange Commission. Any other uses are expressly prohibited and neither this letter nor any of its parts may be circulated, quoted, or otherwise referred to for any other purpose without the written consent of VRC, the exercise of which will be at the sole discretion of VRC, not unreasonably withheld. If given, such consent shall not be without


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VALUATION RESEARCH CORPORATION

Winthrop Financial Associates                                  February 28, 1997
                                                                          Page 7

sufficient review by VRC as to the precise language of such disclosure and the time and place of its potential release.

The above limitations do not apply to interested parties as defined herein. However, in such instances, this opinion must be provided to such parties in it entirety. The term "interested parties" shall include the Partnership's auditors and attorneys, participants and assignees, regulators, or appropriate parties involved in this transaction.

VRC has no responsibility to update the opinion stated herein for events and circumstances occurring after the date of this letter.

This opinion is subject to the assumptions and limiting conditions contained herein. VRC has not investigated the title to, nor the liabilities against, the Partnership or the underlying assets of the Partnership and assumes no responsibility concerning these matters. Neither Valuation Research Corporation nor any of its personnel have any present or contemplated financial interest in the Partnership or the assets of the Partnership, and we certify that the compensation received for this opinion letter is not contingent on the conclusions stated. Additionally, the assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

Valuation Research Corporation does not conduct or provide environmental liability assessments of any kind in performing its valuations so that our opinion of the fairness of the Offer does not reflect any actual or contingent environmental liabilities associated with the owned residential property that constitutes the underlying assets of the Partnership.

Respectfully submitted,

VALUATION RESEARCH CORPORATION

/s/Valuation Research Corporation

Engagement Number:  04-2657-00


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VALUATION RESEARCH CORPORATION

                        LIMITING FACTORS AND ASSUMPTIONS

In accordance with recognized professional ethics, the professional fee for this service is not contingent upon our conclusion of value, and neither Valuation Research Corporation nor any of its employees have a present or intended material financial interest in the subject company.

The opinion expressed herein is valid only for the stated purpose as of the date of the fairness opinion.

Financial statements and other related information provided by the subject company or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the company's business conditions and operating results for the respective periods, except as specifically noted herein.

Public information and industry and statistical information has been obtained from sources we deem to be reliable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without further verification.

The conclusions of value are based upon the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners' participation would not be materially or significantly changed.

This letter and the conclusions arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. Furthermore, the letter and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusions reached herein represent the considered opinion of Valuation Research Corporation, based upon information furnished to them by the Partnership and other sources.

LON-WAI Associates L.L.C. and the General Partner of Winthrop Apartment Investors Limited Partnership have assured VRC that there will be no material change in the proposed tender office or any documents in VRC's possession as of February 28, 1997.

Neither all nor any part of the contents of this letter (especially any conclusions as to value, the identity of any appraiser or appraisers, or the firm with which such appraisers are connected, or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Valuation Research Corporation.


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VALUATION RESEARCH CORPORATION

Future services regarding the subject matter of this letter, including, but not limited to, testimony or attendance in court, shall not be required of Valuation Research Corporation, unless previous arrangements have been made in writing.

Valuation Research Corporation is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this letter wishing to know whether such liabilities exist, or their scope, and the effect on the value of the property is encouraged to obtain a professional environmental assessment. Valuation Research Corporation does not conduct or provide environmental assessments and has not performed one for the subject property.

Valuation Research Corporation has asked The Partnership whether it is subject to any present or future liability relating to environmental matters (including but not limited to CERCLA/Superfund liability). Valuation Research Corporation has not determined independently whether The Partnership is subject to any such liabilities, nor the scope of any such liabilities. Valuation Research Corporation's appraisal takes no such liabilities into account except as they have been reported expressly to Valuation Research Corporation by The Partnership, or by an environmental consultant working for The Partnership and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. To the extent such information has been reported to us, Valuation Research Corporation has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

We have not made a specific compliance survey or analysis of the subject properties to determine whether it is subject to or in compliance with the Americans with Disabilities Act of 1990 (ADA) and this opinion does not consider the impact, if any, of noncompliance in estimating the value of The Units.